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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MediaMind Technologies Inc.
(Name of Subject Company (Issuer))

DG Acquisition Corp. VII
DG FastChannel, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (Titles of classes of securities)	58449C 100 (CUSIP number of class of securities)

Scott K. Ginsburg
Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

William P. O'Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$520,951,627	$60,482.48

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 25,456,940 shares of common stock, par value $0.001 per share, of MediaMind at a purchase price of $22.00 per share. Such number of shares consists of (i) 19,528,764 shares of common stock issued and outstanding as of June 22, 2011, and (ii) 5,928,176 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and warrants to acquire MediaMind shares.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by DG Acquisition Corp. VII, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of MediaMind Technologies Inc., a Delaware corporation ("MediaMind"), at a purchase price of $22.00 per share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Parent and the Purchaser.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is MediaMind Technologies Inc. MediaMind's principal executive offices are located at 135 West 18th Street, 5th Floor, New York, New York 10011. The telephone number of MediaMind at such office is 646-202-1320.

        (b)   This statement relates to the common stock, par value $0.001 per share of MediaMind. Based upon information provided by MediaMind, there were 19,528,764 shares of common stock issued and outstanding as of June 22, 2011. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        This Schedule TO is filed by Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Parent and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Parent and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for MediaMind; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for MediaMind; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Parent and the Purchaser" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for MediaMind; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        Not applicable.

Item 11.    Additional Information

        (a)(1)    The information set forth in Section 9, entitled "Certain Information Concerning Parent and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3)    The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer" and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (a)(4)    The information set forth in Section 7 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(5)    The information set forth in Section 17, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of June 24, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Press Release issued by Parent on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 16, 2011).
(a)(1)(G)	Transcript of conference call of Parent and MediaMind executives with investors held on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 20, 2011).
(a)(1)(H)	Summary Advertisement published on June 24, 2011.
(d)(1)
Agreement and Plan of Merger, dated as of June 15, 2011, among Parent, the Purchaser and MediaMind (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).
(d)(2)
Tender and Voting Agreement, dated as of June 15, 2011, among Parent and certain stockholders of MediaMind (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).
(d)(3)	Confidentiality Agreement, dated as of April 16, 2011, by and between MediaMind and Parent.
(d)(4)
Senior Credit Facility Commitment Letter, dated June 15, 2011, from JPMorgan Chase Bank, National Association, J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Parent.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DG Acquisition Corp. VII
	By:	/s/ SCOTT K. GINSBURG
		Name:	Scott K. Ginsburg
		Title:	President
DG FastChannel, Inc.
	By:	/s/ SCOTT K. GINSBURG
		Name:	Scott K. Ginsburg
		Title:	Chief Executive Officer
Date: June 24, 2011

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of June 24, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Press Release issued by Parent on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 16, 2011).
(a)(1)(G)	Transcript of conference call of Parent and MediaMind executives with investors held on June 16, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 20, 2011).
(a)(1)(H)	Summary Advertisement published on June 24, 2011.
(d)(1)
Agreement and Plan of Merger, dated as of June 15, 2011, among Parent, the Purchaser and MediaMind (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).
(d)(2)
Tender and Voting Agreement, dated as of June 15, 2011, among Parent and certain stockholders of MediaMind (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on June 16, 2011).
(d)(3)	Confidentiality Agreement, dated as of April 16, 2011, by and between MediaMind and Parent.
(d)(4)
Senior Credit Facility Commitment Letter, dated June 15, 2011, from JPMorgan Chase Bank, National Association, J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to Parent.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS